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                                                                     Exhibit 8.1

                         [LETTERHEAD OF GOODWIN, PROCTER & HOAR LLP]

                       FORM OF GOODWIN, PROCTER & HOAR LLP TAX OPINION


Mr. William J. Woodward
Chairman of the Board and President
The Berlin City Bank
9 Main Street
Berlin, NH 03570-0009

  Re:   Federal Income Tax Consequences of the
        Reorganization of The Berlin City Bank
        and of the Merger of Pemi Bancorp, Inc.
        with and into Northway Financial, Inc.

Ladies and Gentlemen:

        We have acted as counsel to The Berlin City Bank, a New Hampshire chartered commercial bank ("Berlin City") in connection with the proposed reorganization of the corporate structure of Berlin City and in connection with the proposed merger of Pemi Bancorp, Inc., a New Hampshire chartered corporation ("Pemi") with and into Northway Financial, Inc., a New Hampshire chartered corporation ("Parent"), pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 14, 1997, by and among Berlin City, Parent, Pemigewasset National Bank, a national bank with its principal office in New Hampshire (the "Bank") and Pemi.

        You have requested our opinion (i) that the preliminary holding company reorganization of Berlin City, involving a merger of Berlin City with BITC (as defined below), a second-tier subsidiary of Berlin City, with Berlin City as the surviving bank (the "Holding Company Reorganization") will constitute a reorganization within the meaning of Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"), and (ii) that the merger of Pemi with and into Parent, with Parent surviving (the "Merger") will constitute a reorganization within the meaning of Section 368(a)(1) of the Code.

        In preparing this opinion, we have reviewed such documents and materials as we have considered necessary for the purpose of rendering such opinion. The opinions expressed herein are based on the terms of the Holding Company Reorganization and the Merger as described in the Merger Agreement and in
Section I below, and on certain factual representations that were made to us by various parties and set forth in Section II below.

        The conclusions set forth in Section III below are based on the Code, the Treasury Regulations promulgated thereunder, and existing administrative and judicial interpretations thereof, all of which are subject to change. No assurance therefore can be given that the federal income tax consequences described below will not be altered in the future, and we do not assume responsibility to provide notice or advice to any person or entity regarding such changes or altered tax consequences, if any.

        Capitalized terms used herein and not otherwise defined shall have the meanings given them in the Merger Agreement.

I.      Description of the Transactions

        1. General. The Merger Agreement provides for a series of transactions pursuant to which Berlin City would reorganize into a bank holding company structure in accordance with applicable federal and New Hampshire law, and Pemi will then merge with and into the new holding company. As a result of the transactions, the present shareholders of Berlin City and Pemi will become the shareholders of Parent, and Berlin City and the Bank will continue as wholly owned bank subsidiaries of Parent.

        2. Formation of Companies. Berlin City has organized Parent as a wholly owned subsidiary. Parent has organized Berlin Interim Trust Company, a New Hampshire trust company ("BITC"), as a wholly owned subsidiary. Prior to the effective time of the Merger (the "Effective Time"), neither Parent nor BITC has engaged in any activities other than making filings and other matters related to the proposed transactions.

        3. The Holding Company Reorganization. Subject to the terms and conditions of the Merger Agreement, Berlin City will merge with BITC. Berlin City will be the surviving corporation in the Holding Company Reorganization, and as a result thereof Berlin City will become a wholly owned bank subsidiary of Parent. In the Holding Company Reorganization, each share of Berlin City Common Stock outstanding immediately prior to the Effective Time (other than shares of Berlin City Common Stock owned by dissenting shareholders) will be converted into and exchangeable for the right to receive sixteen shares of Parent Common Stock. As part of the Holding Company Reorganization, the stock of Parent held by Berlin City will be canceled.

        4. The Merger. Immediately after the Holding Company Reorganization and subject to the terms and conditions of the Merger Agreement, Pemi will merge with Parent. Parent will be the surviving corporation in the Merger, and as a result thereof the Bank will become a wholly owned bank subsidiary of Parent. In the Merger, each share of Pemi Common Stock outstanding immediately prior to the Effective Time (other than the shares of Pemi Common Stock owned by dissenting shareholders) will be converted into and exchangeable for the right to receive
1.0419 shares of Parent Common Stock. Cash will be given in lieu of fractional shares.

        5. Expenses. Pursuant to the Merger Agreement, all legal and other costs and expenses incurred in connection with the Merger Agreement will be paid by the party incurring such costs and expenses; provided that the costs and expenses of printing and mailing the Proxy Statement, and all filing and other fees paid to the SEC or any other Governmental Entity in connection with the Merger and the other transactions contemplated by the Merger Agreement, shall be shared evenly by Pemi and Berlin City.

II.     Representations

        In connection with our preparation of this opinion, we have with your permission and without investigation relied upon the representations set forth below that have been provided to us by the Bank and/or the Berlin City:

A.      The Holding Company Reorganization

        1. The fair market value of the Parent Common Stock and other consideration received by each Berlin City shareholder will be approximately equal to the fair market value of the Berlin City Common Stock surrendered in the exchange.

        2. There is no plan or intention by the shareholders of Berlin City who own 5% or more of the Berlin City Common Stock, and to the best of the knowledge of the management of Berlin City, there is no plan or intention on the part of the remaining shareholders of Berlin City to sell, exchange, or otherwise dispose of a number of shares of Parent Common Stock received in the transaction that would reduce the Berlin City shareholders' ownership of Parent Common Stock to a number of shares having a value, as of the date of the transaction, of less than 50 percent of the value of all of the formerly outstanding stock of Berlin City as of the same date. For purposes of this representation, shares of Berlin City Common Stock exchanged for cash or other property, surrendered by dissenters, or exchanged for cash in lieu of fractional shares of Parent Common Stock will be treated as outstanding Berlin City Common Stock on the date of the transaction. Moreover, shares of Berlin City Common Stock and shares of Parent Common Stock held by Berlin City shareholders and otherwise sold, redeemed, or disposed of prior or subsequent to the transaction will be considered in making this representation.

        3. Following the transaction, Berlin City will hold at least 90 percent of the fair market value of its net assets and at least 70 percent of the fair market value of its gross assets and at least 90 percent of the fair market value of BITC's net assets and at least 70 percent of the fair market value of the BITC's gross assets held immediately prior to the transaction. For purposes of this representation, amounts paid by Berlin City or BITC to dissenters, amounts paid by Berlin City or BITC to shareholders who receive cash or other property, amounts used by Berlin City or BITC to pay reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by Berlin City will be included as assets of Berlin City or BITC, respectively, immediately prior to the transaction.

        4. Prior to the transaction, Parent will be in control of BITC within the meaning of Section 368(c) of the Code.

        5. Berlin City has no plan or intention to issue additional shares of its stock that would result in Parent losing control of Berlin City within the meaning of Section 368(c) of the Code.

        6. Parent has no plan or intention to reacquire any of its stock issued in the transaction.

        7. Parent has no plan or intention to liquidate Berlin City; to merge Berlin City with or into another corporation; to sell or otherwise dispose of the stock of Berlin City except for transfers of stock to corporations controlled by Parent; or to cause Berlin City to sell or otherwise dispose of any of its assets or of any of the assets acquired from BITC, except for dispositions made in the ordinary course of business or transfers of assets to a corporation controlled by Berlin City.

        8. The liabilities of BITC assumed by Berlin City and the liabilities to which the transferred assets of BITC are subject were incurred by BITC in the ordinary course of its business.

        9. Following the Holding Company Reorganization, Berlin City will continue its historic business or use a significant portion of its historic business assets in a business.

        10. Berlin City, BITC, Parent and the shareholders of Berlin City will pay their respective expenses, if any, incurred in connection with the Holding Company Reorganization.

        11. There is no intercorporate indebtedness existing between Parent and Berlin City or between BITC and Berlin City that was issued, acquired, or will be settled at a discount.

        12. In the transaction, shares of Berlin City Common Stock representing control of Berlin City, as defined in Section 368(c) of the Code, will be exchanged solely for voting stock of Parent. For purposes of this representation, shares of Berlin City Common Stock exchanged for cash or other property originating with Parent will be treated as outstanding Berlin City Common Stock on the date of the transaction.

        13. At the time of the transaction, Berlin City will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in Berlin City that, if exercised or converted, would affect Parent's acquisition or retention of control of Berlin City, as defined in Section 368(c) of the Code.

        14. Parent does not own, nor has it owned during the past five years, any shares of the stock of Berlin City.

        15. Neither Berlin City, Parent nor BITC is an investment company as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code.

        16. On the date of the transaction, the fair market value of the assets of Berlin City will exceed the sum of its liabilities, plus the amount of liabilities, if any, to which the assets are subject.

        17. Berlin City is not under the jurisdiction of a court in a title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

B.      The Merger

         1. The fair market value of the Parent Common Stock and other consideration received by each Pemi shareholder will be approximately equal to the fair market value of Pemi Common Stock surrendered in the exchange.

        2. There is no plan or intention by the shareholders of Pemi who own 5 percent or more of Pemi Common Stock, and to the best of the knowledge of the management of Pemi, there is no plan or intention on the part of the remaining shareholders of Pemi to sell, exchange, or otherwise dispose of a number of shares of Parent Common Stock received in the transaction that would reduce Pemi shareholders' ownership of Parent stock to a number of shares having a value, as of the date of the transaction, of less than 50 percent of the value of all of the formerly outstanding stock of Pemi as of the same date. For purposes of this representation, shares of Pemi Common Stock exchanged for cash or other property, surrendered by dissenters, or exchanged for cash in lieu of fractional shares of Parent Common Stock will be treated as outstanding Pemi Common Stock on the date of the transaction. Moreover, shares of Pemi Common Stock and shares of Parent Common Stock held by Pemi shareholders and otherwise sold, redeemed, or disposed of prior or subsequent to the transaction will be considered in making this representation.

        3. Parent has no plan or intention to reacquire any of its stock issued in the transaction.

        4. Parent has no plan or intention to sell or otherwise dispose of any of the assets of Pemi acquired in the transaction, except for dispositions made in the ordinary course of business or transfers described in Section 368(a)(2)(C) of the Code.

        5. The liabilities of Pemi assumed by Parent and the liabilities to which the transferred assets of Pemi are subject were incurred by Pemi in the ordinary course of its business.

        6. Following the transaction, Parent will continue the historic business of the Bank or use of a significant portion of the Bank's historic business assets in a business.

        7. Pemi, Parent and the shareholders of Pemi will pay their respective expenses, if any, incurred in connection with the Merger.

        8. There is no intercorporate indebtedness existing between Pemi and Parent that was issued, acquired, or will be settled at a discount.

        9. Neither Pemi nor Parent is an investment company as defined in
Section 368(a)(2)(F)(iii) and (iv) of the Code.

        10. Pemi is not under the jurisdiction of a court in a title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

        11. The fair market value of the assets of Pemi transferred to Parent will equal or exceed the sum of the liabilities assumed by Parent plus the amount of liabilities, if any, to which the transferred assets are subject.

III.    Opinions

        Based on the foregoing, it is our opinion that for federal income tax purposes:

        1. The Holding Company Reorganization will constitute a reorganization within the meaning of Section 368(a)(1) of the Code.

        2.  The Merger will constitute a reorganization within the meaning of
Section 368(a)(1) of the Code.

        3. No gain or loss will be recognized by Berlin City shareholders who exchange their shares of Berlin City Common Stock solely for shares of Parent Common Stock pursuant to the Holding Company Reorganization.

        The opinions expressed in this letter are limited to matters set forth in this letter, and no other opinions should be inferred beyond the matters expressly stated. We consent to the reference to our firm and the description of this opinion set forth in the Registration Statement, and to a copy of this opinion being filed as an Exhibit to the Registration Statement.


                                                   Very truly yours,



                                                   GOODWIN, PROCTER & HOAR LLP